UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e )(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                  DESIGNS, INC.
                       (Name of Subject Company (Issuer))
                            ------------------------

                         DESIGNS, INC. (Offeror/Issuer)
(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    25057L10
                      (CUSIP Number of Class of Securities)

                                Dennis Hernreich
                                c/o Designs, Inc.
                                   66 B Street
                          Needham, Massachusetts 02494
                                 (781) 444-7222
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of filing persons)

                            ------------------------

                                    Copy to:
                                 Peter G. Smith
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                            ------------------------

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
         Transaction Valuation*                          Amount of Filing Fee
--------------------------------------------------------------------------------
               $4,500,000                                        $900
--------------------------------------------------------------------------------

* For the sole purpose of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. This calculation assumes the purchase of up to 1,500,000 shares of common stock at the maximum tender offer price per share of $3.00.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:_____________     Filing Party:________________

        Form or Registration No.:____________     Date Filed:_________________

|_|      Check  the  box  if  the   filing   relates   solely   to   preliminary
         communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|       third-party tender offer subject to Rule 14d-1.
|X|       issuer tender offer subject to Rule 13e-4.
|_|       going-private transaction subject to Rule 13e-3.
|_|       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                            ------------------------

         This Tender Offer Statement on Schedule TO relates to the tender offer by Designs, Inc., a Delaware corporation, to purchase shares of its common stock, par value $0.01 per share. Designs, Inc. is offering to purchase up to 1,500,000 shares, or such lesser number of shares as are properly tendered and not properly withdrawn, at a price not greater than $3.00 nor less than $2.20 per share, net to the seller in cash. Designs, Inc.'s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 14, 2000 and the related Letter of Transmittal which, as amended or supplemented from time to time, constitute the offer. This Tender Offer Statement on Schedule TO is intended to satisfy the requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

ITEMS 1 THROUGH 11.

         The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed herewith as Exhibits (a)(1)(A) and
(a)(1)(B) hereto, respectively, is incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.

12.(a)(1)(A)      Form of Offer to Purchase dated November 14, 2000.
12.(a)(1)(B)      Form of Letter of Transmittal.
12.(a)(1)(C)      Form of Notice of Guaranteed Delivery.
12.(a)(1)(D)      Form of Letter from Designs, Inc. to Brokers, Dealers,
                  Commercial Banks, Trust Companies and Other Nominees.
12.(a)(1)(E)      Form of Letter from Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees to Clients.
12.(a)(1)(F)      Guidelines for Certification of Taxpayer Identification Number
                  on Substitute Form W-9.
12.(a)(2)-(4)     Not applicable.
12.(a)(5)         Press Release issued by Designs, Inc. on November 15, 2000.
12.(b)            Not applicable.
12.(d)            Not applicable.
12.(e)            Not applicable.
12.(g)            Not applicable.


ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 15, 2000

                                        DESIGNS, INC.


                                        By: /s/ DENNIS HERNREICH
                                           --------------------------------
                                           Name:  Dennis Hernreich
                                           Title: Senior Vice President and
                                                  Chief Financial Officer

                                  EXHIBIT INDEX

EXHIBIT NUMBER
--------------

12.(a)(1)(A)      Form of Offer to Purchase dated November 14, 2000.
12.(a)(1)(B)      Form of Letter of Transmittal.
12.(a)(1)(C)      Form of Notice of Guaranteed Delivery.
12.(a)(1)(D)      Form of Letter from Designs, Inc. to Brokers, Dealers,
                  Commercial Banks, Trust Companies and Other Nominees.
12.(a)(1)(E)      Form of Letter from Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees to Clients.
12.(a)(1)(F)      Guidelines for Certification of Taxpayer Identification Number
                  on Substitute Form W-9.
12.(a)(2)-(4)     Not applicable.
12.(a)(5)         Press Release issued by Designs, Inc. on November 15, 2000.
12.(b)            Not applicable.
12.(d)            Not applicable.
12.(e)            Not applicable.
12.(g)            Not applicable.